EXHIBIT 6.4

EXECUTIVE EMPLOYMENT AGREEMENT

This EMPLOYMENT AGREEMENT (this “Agreement”) is entered into as of the day of September, 2020 (the “Effective Date”), by and between Byzen Digital, Inc., a Nevada corporation (“Byzen” or “Company”), and Jean So (hereinafter, “Executive,” and collectively with the Company, the “Parties”).

W I T N E S S E T H:

WHEREAS, the Company desires to employ Executive, and Executive desires to enter into such employment with the Company under the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth, the parties hereto agree as follows:

EMPLOYMENT; TERM; DUTIES

Employment. Pursuant to the terms and conditions hereinafter set forth, the Company hereby employs Executive as ________of the Company.

Term. . Executive’s term of employment with Company shall be ____ years from the date of execution of this agreement (the “Term”). The Term provided for herein shall not be amended except by a writing executed both by Company and by Executive.

Duties and Responsibilities. Executive shall perform such administrative, managerial and executive duties for the Company (and its subsidiaries if and when directed by the Chief Executive officer of the Company) as are prescribed by applicable job specifications for the position of______and the Bylaws of the Company, such tasks and responsibilities as are customarily vested in and incidental to such positions, and such other duties, consistent with the Company’s Bylaws, as may be assigned to her from time to time in writing, by the Chief Executive Officer. Without limiting the generality of the foregoing, Executive’s responsibilities will include ___________ Additionally, Executive shall, with the approval of the Chief executive Officer , access outside consultants.

Exclusive Employment. Executive shall devote all of Executive’s business time, attention, skill, and best efforts to the performance of Executive’s duties under this Agreement and shall not engage in any other business, board membership or occupation without the prior written consent of the Board (which shall not be unreasonably withheld), including, without limitation, any activity that (x) conflicts with the interests of the Company, (y) interferes with the proper and efficient performance of Executive’s duties for the Company, or (z) interferes with Executive’s exercise of judgment in the Company’s best interests. Notwithstanding the foregoing, nothing in this Agreement shall prevent Executive from engaging in activities for Executive’s personal investments, residing on boards of other companies, religious, charitable, community or non-for-profit activities that do not conflict or interfere with her ability to fulfill her duties and responsibilities to the Company

Board of Directors. The Board of Directors (the “Board”) shall nominate Executive to be elected to serve on the Board at each meeting of the Company’s shareholders held to elect directors, consistent with the provisions of Bylaws and Articles of Incorporation of the Company, as amended and in effect from time to time. Executive understands and agrees that her nomination and continued position as a member of the Company’s Board is expressly conditioned on her continued employment .Should Executive’s employment as _____ of the Company terminate, Executive will be deemed to have resigned her position as a member of the Board of and Executive will voluntarily take all steps necessary to effectuate her resignation from the Board.

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Indemnification The Company agrees to indemnify Executive for her role as ______ and Board Member to the fullest extent permitted under Nevada law.

Covenants of Executive

Best Efforts. Executive shall report directly to the Company’s Chief Executive Officer and shall devote her best efforts to the business and affairs of the Company (and its subsidiaries if and when directed by the Chief Executive Officer). Executive shall perform her duties, responsibilities and functions to the Company hereunder to the best of her abilities in a diligent, trustworthy, professional and efficient manner and shall comply, in all material respects, with all rules, regulations of the Company (and special instructions of the Chief Executive Officer signing, if any) and all other rules, regulations, guides, handbooks, procedures and policies applicable to the Company and its business in connection with her duties hereunder.

Records. Executive shall use her best efforts and skills to truthfully, accurately, and promptly prepare, maintain, and preserve all records and reports that the Company may, from time to time, request or require, fully account for all money, records, equipment, materials, or other property belonging to the Company of which she may have custody, and promptly pay and deliver the same whenever she may be directed to do so, in writing, by the Board.

Compliance. Executive shall use her best efforts to maintain the Company’s compliance with all SEC rules, regulations and reporting requirements for publicly traded companies, including, without limitation, overseeing, and preparing and filing with the SEC all periodic reports the Company is required to file under the Act and the Exchange Act of 1934 (as amended, the “Exchange Act”). Executive shall at all times comply, and cause the Company to comply, with the then-current good corporate governance standards and practices as prescribed by the SEC, or as otherwise recommended by SEC counsel, any exchange on which the Company’s capital stock or other securities may be traded and any other applicable governmental entity, agency or organization.

Code of Conduct. For such period as when Executive is employed hereunder, Executive shall at all times conduct herself with the highest ethical standards, and shall at all times adhere to any Code of Conduct that the Company may establish from time to time.

Opportunities. The Executive shall make available to the Company and present to the Board all business opportunities of which she becomes aware, which are relevant to the business of the Company (and its subsidiaries), and to no other person or entity or to himself individually.

COMPENSATION AND OTHER BENEFITS

Base Salary. For the duration of the Term, for all services rendered by Executive hereunder and all covenants and conditions undertaken by the Parties pursuant to this Agreement, the Company shall pay, and Executive shall accept, as compensation, a monthly base salary (“Base Salary”) of $__________. The Base Salary shall be payable in regular installments in accordance with the normal payroll practices of the Company, in effect from time to time, but in any event no less frequently than on a monthly basis.

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Signing Bonus. Executive shall receive a signing bonus of 500,000 restricted shares of the Company’s Common Stock which shall be vested as of the date hereof.

Business Expenses. The Company shall reimburse Executive for all reasonable, out-of-pocket business expenses incurred in the performance of her duties hereunder consistent with the Company’s policies and procedures, in effect from time to time, with respect to travel, entertainment and other business expenses customarily reimbursed to senior executives of the Company in connection with the performance of their duties on behalf of the Company. Such reimbursement shall be made by Company to Executive no later than fifteen (15) days after submission of written expense reports by Executive to Company.

Other Benefits. During Executive’s employment with the Company, Executive shall be entitled to the following benefits:

Executive shall be entitled to participate in the Company’s employee stock option plan, life, health, accident, disability insurance plans, pension plans and retirement plans, in effect from time to time, to the extent and on such terms and conditions as the Company customarily makes such plans available to its senior executives.

Vacation. Executive shall be entitled to three (3) weeks vacation time each calendar year with full pay. Any unused vacation leave as of December 31st of the calendar year will be either be paid in cash compensation at the same rate as the Executives base salary or the unused vacation time can be rolled forward to the following year(s), at the Executives option. If taken as cash compensation, such payment shall be made to Executive by January 15th of the following calendar year.

Withholding. The Company may deduct from any compensation payable to Executive (including payments made pursuant to this Article II or in connection with the termination of employment pursuant to Article III of this Agreement) amounts sufficient to cover Executive’s share of applicable federal, state and/or local income tax withholding, social security payments, state disability and other insurance premiums and payments.

TERMINATION OF EMPLOYMENT

Termination of Employment

Subject to Section 2.1, Executive’s employment pursuant to this Agreement shall terminate on the earliest to occur of the following:

upon the death of Executive; or

upon the delivery to Executive of written notice of termination by the Company if Executive shall suffer a physical or mental disability which renders Executive, in the reasonable judgment of the Board, unable to perform her duties and obligations under this Agreement for either 90 consecutive days or 180 days in any 12-month period; or

upon delivery to Executive of written notice of termination by the Company for Cause; or

upon delivery of written notice from Executive to the Company for Good Reason.

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Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

In connection with Paragraph 3.1 herein, “Cause” shall mean any of the following:

Executive materially breaches any obligation, duty, or covenant under this Agreement, which breach is not cured or corrected within thirty (30) days of receipt by Executive of written notice thereof from the Company (except for breaches of Article IV of this Agreement, which cannot be cured and for which the Company need not give any opportunity to cure); or

Executive commits any act of misappropriation of funds or embezzlement; or

Executive commits any act of fraud; or

Executive is convicted of, or pleads guilty or nolo contendere to any charge of theft, fraud, a crime involving moral turpitude,; or

Executive breaches the Company’s Code of Conduct or code of ethics as in effect from time to time.

In connection with Paragraph 3.1 herein, “Good Reason” shall mean: (a) without Executive’s consent, the Company changes Executive’s position or duties to such an extent that her duties are no longer consistent with the positions of _______ of the Company, or (b) Company materially breaches any term of this Agreement; provided that, in each case, “Good Reason” shall not exist unless Executive first provides the Company with written notice of the acts or omissions constituting the grounds for “Good Reason” within ninety (90) days of the initial existence of the grounds for “Good Reason” and such acts or omissions are not cured within thirty (30) days following the Company’s receipt of such notice.

“Termination Date” shall mean the date on which Executive’s employment with the Company hereunder is terminated.

Effect of Termination

If Executive’s employment is terminated for Good Reason , in addition to Company’s payment of all outstanding sums due and owing to Executive at the time of separation, the Company shall pay Executive an amount equal to six (6) months of Executive’s then-current Base Salary in the form of salary continuation (the “Severance Payments”), plus payment of Executive’s and Executive’s family medical insurance premium. At such time when Executive’s employment with the Company is terminated, and as a condition to Executive’s right to receive any benefits pursuant to this Section 3.3.1, shall be conditioned upon Executive’s execution, delivery to the Company, and non-revocation of the Release of Claims (and the expiration of any revocation period contained in such Release of Claims) within sixty (60) days following the date of Executive’s separation from service hereunder. The Release of Claims shall specifically exclude all unpaid wages (and bonus payments) due and owing to Executive as of the date of separation. If Executive fails to execute the Release of Claims in such a timely manner so as to permit any revocation period to expire prior to the end of such sixty (60) day period, or timely revokes Executive’s acceptance of such release following its execution, Executive shall not be entitled to any of the Severance Payments. Further, to the extent that any of the Severance Payments constitutes “nonqualified deferred compensation” for purposes of Section 409A of the Code, any payment of any amount or provision of any benefit otherwise scheduled to occur prior to the sixtieth (60th) day following the date of Executive’s separation from service hereunder, but for the condition on executing the Release of Claims as set forth herein, shall not be made until the first regularly scheduled payroll date following such sixtieth (60th) day, after which any remaining Severance Payments shall thereafter be provided to Executive according to the applicable schedule set forth herein. In the event Executive executes a Release of Claims pursuant to this paragraph and, thereafter, Company fails to pay any sum due and owing to Executive under this paragraph 3.3.1, then the Executive shall have the right, but not the obligation to convert outstanding sums due to Executive to Byzen Common Stock at the then market price of the stock.

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Notwithstanding the reason for termination of Executive’s employment, Executive shall be entitled to:

all benefits payable under applicable benefit plans in which Executive is entitled to participate pursuant to Section 2.4 hereof through the Termination Date, subject to and in accordance with the terms of such plans; and

any accrued but unused vacation earned by Executive through the Termination Date pursuant to Section 2.4 hereof, paid out in accordance with legal requirements; and

reimbursement for any business expenses incurred by Executive prior to Termination Date in accordance with Section 2.3 of this Agreement.

If Executive’s employment is terminated for death or disability Executive or Executive’s estate shall be entitled to all severance benefits (including, without limitation, the Severance Payments) under this Agreement.

INVENTIONS; CONFIDENTIAL/TRADE SECRET INFORMATION AND RESTRICTIVE COVENANTS

Inventions. All processes, technologies and inventions relating to the business of the Company (and its subsidiaries) (collectively, “Inventions”), including new contributions, improvements, ideas, discoveries, trademarks and trade names, conceived, developed, invented, made or found by the Executive, alone or with others, during her employment by the Company, whether or not patentable and whether or not conceived, developed, invented, made or found on the Company’s time or with the use of the Company’s facilities or materials, shall be the property of the Company and shall be promptly and fully disclosed by Executive to the Company. The Executive shall perform all necessary acts (including, without limitation, executing and delivering any confirmatory assignments, documents or instruments requested by the Company) to assign or otherwise to vest title to any such Inventions in the Company and to enable the Company, at its sole expense, to secure and maintain domestic and/or foreign patents or any other rights for such Inventions.

Confidential/Trade Secret Information/Non-Disclosure.

Confidential/Trade Secret Information Defined. During the course of Executive’s employment, Executive will have access to various Confidential/Trade Secret Information of the Company and information developed for the Company. For purposes of this Agreement, the term “Confidential/Trade Secret Information” is information that is not generally known to the public and, as a result, is of economic benefit to the Company in the conduct of its business, and the business of the Company’s subsidiaries. Executive and the Company agree that the term “Confidential/Trade Secret Information” includes but is not limited to all information developed or obtained by the Company, including its affiliates, and predecessors, and comprising the following items, whether or not such items have been reduced to tangible form (e.g., physical writing, computer hard drive, disk, tape, etc.): all methods, techniques, processes, ideas, research and development, product designs, engineering designs, plans, models, production plans, business plans, add-on features, trade names, service marks, slogans, forms, pricing structures, menus, business forms, marketing programs and plans, layouts and designs, financial structures, operational methods and tactics, cost information, the identity of and/or contractual arrangements with suppliers and/or vendors, accounting procedures, and any document, record or other information of the Company relating to the above. Confidential/Trade Secret Information includes not only information directly belonging to the Company which existed before the date of this Agreement, but also information developed by Executive for the Company, including its subsidiaries, affiliates and predecessors, during the term of Executive’s employment with the Company. Confidential/Trade Secret Information does not include any information which (a) was in the lawful and unrestricted possession of Executive prior to its disclosure to Executive by the Company, its subsidiaries, affiliates or predecessors, (b) is or becomes generally available to the public by lawful acts other than those of Executive after receiving it, or (c) has been received lawfully and in good faith by Executive from a third party who is not and has never been an executive of the Company, its subsidiaries, affiliates or predecessors, and who did not derive it from the Company, its subsidiaries, affiliates or predecessors.

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Restriction on Use of Confidential/Trade Secret Information. Executive agrees that his/her use of Confidential/Trade Secret Information is subject to the following restrictions for an indefinite period of time so long as the Confidential/Trade Secret Information has not become generally known to the public:

Non-Disclosure. Executive agrees that she will not publish or disclose, or allow to be published or disclosed, Confidential/Trade Secret Information to any person without the prior written authorization of the Company unless pursuant to or in connection with Executive’s job duties to the Company under this Agreement.

Non-Removal/Surrender. Executive agrees that she will not remove any Confidential/Trade Secret Information from the offices of the Company or the premises of any facility in which the Company is performing services, except pursuant to her duties under this Agreement. Executive further agrees that she shall surrender to the Company all documents and materials in his possession or control which contain Confidential/Trade Secret Information and which are the property of the Company upon the termination of this Agreement, and that she shall not thereafter retain any copies of any such materials.

Conflict of Interest. During Executive’s employment with the Company, Executive must not engage in any work, paid or unpaid, that creates an actual conflict of interest with the Company.

Breach of Provisions. If Executive breaches any of the provisions of this Article IV, or in the event that any such breach is threatened by Executive, in addition to and without limiting or waiving any other remedies available to the Company at law or in equity, the Company shall be entitled to immediate injunctive relief in any court, domestic or foreign, having the capacity to grant such relief, to restrain any such breach or threatened breach and to enforce the provisions of this Article IV.

Reasonable Restrictions. The Parties acknowledge that the foregoing restrictions, as well as the duration and the territorial scope thereof as set forth in this Article IV, are under all of the circumstances reasonable and necessary for the protection of the Company and its business.

Special Definition. For purposes of this Article IV, the term “Company” shall be deemed to include any subsidiary of the Company.

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MISCELLANEOUS

Section 409A. Notwithstanding anything herein to the contrary, this Agreement is intended to be interpreted and applied so that the payment of the benefits set forth herein either shall either be exempt from the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), or shall comply with the requirements of such provision. Notwithstanding anything in this Agreement or elsewhere to the contrary, distributions upon termination of Executive’s employment may only be made upon a “separation from service” as determined under Section 409A of the Code. Each payment under this Agreement or otherwise shall be treated as a separate payment for purposes of Section 409A of the Code. In no event may Executive, directly or indirectly, designate the calendar year of any payment to be made under this Agreement or otherwise which constitutes a “deferral of compensation” within the meaning of Section 409A of the Code. All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A of the Code. To the extent that any reimbursements pursuant to this Agreement or otherwise are taxable to Executive, any reimbursement payment due to Executive shall be paid to Executive on or before the last day of Executive’s taxable year following the taxable year in which the related expense was incurred; provided, that, Executive has provided the Company written documentation of such expenses in a timely fashion and such expenses otherwise satisfy the Company’ expense reimbursement policies. Reimbursements pursuant to this Agreement or otherwise are not subject to liquidation or exchange for another benefit and the amount of such reimbursements that Executive receives in one taxable year shall not affect the amount of such reimbursements that Executive receives in any other taxable year. Notwithstanding any provision in this Agreement to the contrary, if on the date of her termination from employment with the Company Executive is deemed to be a “specified employee” within the meaning of Code Section 409A and the Final Treasury Regulations using the identification methodology selected by the Company from time to time, or if none, the default methodology under Code Section 409A, any payments or benefits due upon a termination of Executive’s employment under any arrangement that constitutes a “deferral of compensation” within the meaning of Code Section 409A shall be delayed and paid or provided (or commence, in the case of installments) on the first payroll date on or following the earlier of (i) the date which is six (6) months and one (1) day after Executive’s termination of employment for any reason other than death, and (ii) the date of Executive’s death, and any remaining payments and benefits shall be paid or provided in accordance with the normal payment dates specified for such payment or benefit. Notwithstanding any of the foregoing to the contrary, the Company and its respective officers, directors, employees, or agents make no guarantee that the terms of this Agreement as written comply with, or are exempt from, the provisions of Code Section 409A, and none of the foregoing shall have any liability for the failure of the terms of this Agreement as written to comply with, or be exempt from, the provisions of Code Section 409A.

Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective legal representatives, heirs, distributees, successors and assigns. Executive may not assign any of his rights and obligations under this Agreement. The Company may assign its rights and obligations under this Agreement to any successor entity.

Notices. Any notice provided for herein shall be in writing and shall be deemed to have been given or made (a) when personally delivered or (b) when sent by email at its or his/hers address set forth herein; or three (3) days after being sent by registered or certified mail, return receipt requested, (or by equivalent currier with delivery documentation such as FEDEX or UPS) to the address of the other party set forth or to such other address as may be specified by notice given in accordance with this section 5.2:

If to the Company:	Byzen Digital, Inc. 85 Great Portland Street London, W1W 7LT Attention: Christopher Percy

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With a copy (which shall not constitute notice) to:	TroyGould PC 1801 Century Park East, 16th Floor Los Angeles, CA 90067 Attention: David Ficksman, Esq.

If to Executive:	Jean So

Severability. If any provision of this Agreement, or portion thereof, shall be held invalid or unenforceable by a court of competent jurisdiction, such invalidity or unenforceability shall attach only to such provision or portion thereof, and shall not in any manner affect or render invalid or unenforceable any other provision of this Agreement or portion thereof, and this Agreement shall be carried out as if any such invalid or unenforceable provision or portion thereof were not contained herein. In addition, any such invalid or unenforceable provision or portion thereof shall be deemed, without further action on the part of the parties hereto, modified, amended or limited to the extent necessary to render the same valid and enforceable.

Waiver. No waiver by a party hereto of a breach or default hereunder by the other party shall be considered valid, unless expressed in a writing signed by such first party, and no such waiver shall be deemed a waiver of any subsequent breach or default of the same or any other nature.

Entire Agreement. This Agreement sets forth the entire agreement between the Parties with respect to the subject matter hereof, and supersedes any and all prior agreements between the Company and Executive, whether written or oral, relating to any or all matters covered by and contained or otherwise dealt with in this Agreement. This Agreement does not constitute a commitment of the Company with regard to Executive’s employment, express or implied, other than to the extent expressly provided for herein.

Amendment. No modification, change or amendment of this Agreement or any of its provisions shall be valid, unless in writing and signed by the Parties.

Authority. The Parties each represent and warrant that it/he has the power, authority and right to enter into this Agreement and to carry out and perform the terms, covenants and conditions hereof.

Attorneys’ Fees. If either party hereto commences an arbitration or other action against the other party to enforce any of the terms hereof or because of the breach by such other party of any of the terms hereof, the prevailing party shall be entitled, in addition to any other relief granted, to all actual out-of-pocket costs and expenses incurred by such prevailing party in connection with such action, including, without limitation, all reasonable attorneys’ fees, and a right to such costs and expenses shall be deemed to have accrued upon the commencement of such action and shall be enforceable whether or not such action is prosecuted to judgment.

Captions. The captions, headings and titles of the sections of this Agreement are inserted merely for convenience and ease of reference and shall not affect or modify the meaning of any of the terms, covenants or conditions of this Agreement.

Governing Law. This Agreement, and all of the rights and obligations of the Parties in connection with the employment relationship established hereby, shall be governed by and construed in accordance with the substantive laws of the State of California without giving effect to principles relating to conflicts of law.

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Arbitration.

Scope. To the fullest extent permitted by law, Executive and the Company agree to the binding arbitration of any and all controversies, claims or disputes between them arising out of or in any way related to this Agreement, the employment relationship between the Company and Executive and any disputes upon termination of employment, including but not limited to breach of contract, tort, , constitutional claims; and any claims for violation of any local, state or federal law, statute, regulation or ordinance or common law, excluding any claim for wages under the California Labor Code ,or any claim relating to the Company’s failure to pay wages. For the purpose of this agreement to arbitrate, references to “Company” include all subsidiaries or related entities and their respective executives, supervisors, officers, directors, agents, pension or benefit plans, pension or benefit plan sponsors, fiduciaries, administrators, affiliates and all successors and assigns of any of them, and this agreement to arbitrate shall only apply to them to the extent Executive’s claims arise out of or relate to their actions on behalf of the Company.

Arbitration Procedure. To commence any such arbitration proceeding, the party commencing the arbitration must provide the other party with written notice of any and all claims forming the basis of such right in sufficient detail to inform the other party of the substance of such claims. In no event shall this notice for arbitration be made after the date when institution of legal or equitable proceedings based on such claims would be barred by the applicable statute of limitations. The arbitration will be conducted in Los Angeles, California, by a single neutral arbitrator and in accordance with the then-current rules for resolution of employment disputes for Judicial Arbitration and Mediation Services (“JAMS”). The Arbitrator is to be selected by the mutual agreement of the Parties. If the Parties cannot agree, the Superior Court will select the arbitrator. The parties are entitled to representation by an attorney or other representative of their choosing. The arbitrator shall have the power to enter any award that could be entered by a judge of the trial court of the State of California, and only such power, and shall follow the law. The award shall be binding, and the Parties agree to abide by and perform any award rendered by the arbitrator. The arbitrator shall issue the award in writing, and therein state the essential findings and conclusions on which the award is based. Judgment on the award may be entered in any court having jurisdiction thereof. In the event either the Company or Executive initiates the arbitration proceeding, Company shall bear the total cost of the arbitration filing, hearing fees, and the entire cost of the arbitrator.

Survival. The termination of Executive’s employment with the Company pursuant to the provisions of this Agreement shall not affect Executive’s obligations to the Company hereunder which by the nature thereof are intended to survive any such termination, including, without limitation, Executive’s obligations under Article IV of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

BYZEN DIGITAL, INC.,

By:
Name:	Dan Bates
Title:	Chief Executive Officer

Jean So

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